

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2011

Mr. Donald F. Volk
Chief Financial Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, PA 19087
Via fax 610-971-9181

> **Re:** **Kenexa Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 9, 2010**
> **Form 8-K/A Filed December 10, 2010**
> **File No. 000-51358**

Dear Mr. Volk:

We have reviewed your letter dated December 9, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 24, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2. Summary of Significant Accounting Policies

Self-Insurance, page 73

1.   We note that your health insurance claims are subject to stop loss provisions. Please tell us whether the self-insurance accruals are recorded gross or net of insurance coverage. Please refer to the authoritative guidance you relied upon when determining your accounting.

Note 10. Commitments and Contingencies

Litigation, page 95

2.   We note your response to prior comment 4. Your response indicates that "individual legal matters that were required to be disclosed were presented in [the] December 31, 2009 financial statements." We also note that your response indicates that due to the "nascent phase of the current discovery process" it is not possible to determine whether there is a reasonable possibility of losses exceeding amounts already accrued. Please tell us whether your disclosures are intended to comply with ASC 450-20-50-5. In this regard, tell us whether the litigation matters disclosed in Note 10 are probable but a reasonable estimate cannot be made at this time.

Form 8-K/A filed December 10, 2010

Exhibit 99.3

3.   We note adjustment (C) on page P-7 related to reduced staff expenses and note that the timing and effects of costs that relate to the termination of employees are generally too uncertain to meet the pro forma criteria in Article 11 of Regulation S-X. Please explain your basis for removing these expenses and tell us how these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X. Please tell us how you determined that the employee reductions can be sustained while maintaining the identical level of operating performance. In this regard, explain to us how you concluded that these positions were entirely redundant and are not directly involved with a revenue producing activity.

4.   We note the portion of adjustment (F) that relates to reduced outside board of director fees. Please tell us the nature of the director fees, explain your basis for excluding these fees and tell us how these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

5.   We note the portion of adjustment (F) that relates to the addition of professional fees. Tell us of the nature of these fees and why you believe these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.

6.   We note the portion of adjustment (F) that relates to the CEO transition and separation fees. Please tell us whether this adjustment is an increase or decrease to general and administrative expenses. As part of your response, tell us how this adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief